PAGE 1


               SECURITIES AND EXCHANGE COMMISSION


                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1996

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934



For the transition period from _________________ to
_______________


Commission file number 1-44



 A.Full title of the plan and address of the plan, if different from that of the issuer named below:

                 ADM SAVINGS AND INVESTMENT PLAN

 B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525

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     PAGE 2

                 ADM Savings and Investment Plan

           Audited Financial Statements and Schedules

                   December 31, 1996 and 1995







Report of Independent
Auditors.....................................                 3

Audited Financial Statements and Schedules

Statements of Net Assets Available for
Benefits....................           4
Statements of Changes in Net Assets Available for
Benefits.........                      5
Notes to Financial
Statements......................................              6
Item 27a--Schedule of Assets Held for Investment
Purposes..........                     9
Item 27d--Schedule of Reportable
Transactions......................     10
2
     PAGE 3

                 Report Of Independent Auditors



Administrative Committee
ADM Savings and Investment Plan
Decatur, Illinois


We have audited the accompanying statements of net assets available for benefits of ADM Savings and Investment Plan ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ ERNST & YOUNG LLP
                                       ERNST & YOUNG LLP
Minneapolis, Minnesota

April 25, 1997
3
     PAGE 4

                 ADM Savings and Investment Plan
         Statements Of Net Assets Available For Benefits

[CAPTION]

                                               December 31
                                            1996         1995
                                    ___________________________
Assets
 Cash/(cash overdraft)              $    (39,444) $        27

 Investments (Note 1)
   Cash equivalents                       120,813       2,144

   Archer Daniels Midland Company common
   stock                              262,745,956 205,004,592

   Pfizer Incorporated common stock     2,825,735   2,950,794

   Commingled fixed income funds        1,952,425   2,107,518

   Equity mutual funds                  3,759,827   2,938,280

   Commingled capital contract fund     1,395,821   2,162,048
                                       ___________ ___________
                                       272,800,577 215,165,376

 Contributions receivable from employer   492,007     475,444

 Contributions receivable from employees  714,360     689,500
                                       ___________ ___________

Net assets available for benefits     $273,967,500$216,330,347
                                       =========== ===========

See accompanying notes.
4
     PAGE 5
                 ADM Savings and Investment Plan

   Statements of Changes in Net Assets Available for Benefits
[CAPTION]

                                  Year ended December 31
                                    1996         1995
                              ____________________________
Additions:
Contributions from Archer
 Daniels Midland Company         $6,344,619    $ 6,109,855
 (Note 2)
Contributions from
 participating employees          9,216,475      8,880,046
 (Note 2)
Transfer of Assets From                   -      5,743,916
Qualified
   Merged Plan                            -          9,234
Transfer of Assets - Other
Dividend and interest income     13,242,131     10,792,006
                                 __________     __________
                                 28,803,225     31,535,057
Deductions:
Benefit payments
 Common stock                    11,125,946      3,586,810
 Cash                             6,594,125      2,497,961
Other deductions (fees)                   -          8,759
                                 __________      _________
                                 17,720,071      6,093,530
                                 __________     __________
                                 11,083,154     25,441,527

Net realized and depreciation
 (unrealized)appreciation in
fair value of investments        46,553,999   (34,507,623)
                                 __________    ___________
Net increase (decrease)          57,637,153    (9,066,096)

Net assets available for
benefits          at            216,330,347    225,396,443
beginning of year
                                ___________   ____________
Net assets available for
benefits    at end of year     $273,967,500   $216,330,347
                                ===========    ===========

See accompanying notes.

5
     PAGE 6

                 ADM Savings And Investment Plan

                  Notes To Financial Statements

                        December 31, 1996


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 1995 amounts have been reclassified to conform with the 1996 presentation.



2. Description of the Plan

The Plan is a defined contribution plan available to substantially all salaried employees of the Company who have completed one year of service. Under the terms of the Plan, employees electing to participate can contribute from 1% to 6% of their current gross cash compensation to the Plan, within ERISA limitations. In addition, the Company will match 100% of the first 2% employee contribution and 50% of the remaining 4% employee contribution. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.
6



    PAGE 7

                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted after completion of seven years of eligible service under specific circumstances. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.

3. Investments

The Plan's investments are held by a bank administered trust fund. During 1996 and 1995 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
[CAPTION]

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                          _____________________________________
Year ended December 31, 1996
 Cash equivalents           $          -        $    120,813
 Archer Daniels Midland Company
   common stock               46,088,526         262,745,956
 Pfizer Incorporated common stock160,026           2,825,735
 Commingled fixed income fund   (29,959)           1,952,425
 Equity mutual funds             224,556           3,759,827
 Commingled capital contract fund110,850           1,395,821
                              __________         ___________
                             $46,553,999        $272,800,577
                              ==========         ===========
Year ended December 31, 1995
 Cash equivalents           $          -        $      2,144
 Archer Daniels Midland Company
   common stock             (35,808,309)         205,004,592
 Pfizer Incorporated common stock659,991           2,950,794
 Commingled fixed income fund    148,884           2,107,518
 Equity mutual funds             331,392           2,938,280
 Commingled capital contract fund160,419           2,162,048
                              __________         ___________
                           $(34,507,623)        $215,165,376
                              ==========         ===========

At December 31, 1996 and 1995, the fair value of the Archer
Daniels Midland Company common stock represented 5% or more of the Plan's net assets.
7
     PAGE 8
                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)

4. Transactions with Parties-in-Interest

During the two years ended December 31, 1996, the Plan had the following transactions related to Archer Daniels Midland Company common stock:

                                         1996           1995
                                ______________________________
  Number of common shares contributed 804,159        850,844
  Number of common shares purchased   118,568        103,745
  Cost of common shares purchased  $2,315,440     $1,564,832
  Cash dividends received          $2,311,965     $1,590,716
  Shares received through stock dividends566,342     541,993

  Number of common shares sold        278,048        164,272
  Market value of common shares sold$5,465,520    $2,863,115
  Cost of common shares sold       $3,355,002     $1,827,772

5.  Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

6.  Income Tax Status

The Plan has received a determination letter from the Internal
Revenue Service dated April 10, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code").

Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either income or capital gain depending on the event giving rise to the distribution and the method used.

7. Merger of Premiere Thrift Savings Plan

The Premiere Thrift Savings Plan, a qualified plan maintained by Premiere Technologies, Inc., a subsidiary of the Company, was merged into this plan and assets transferred in January 1995. The participants allocated their transferred funds in the Plan's investment options, except the ADM Stock Fund. All future contributions will be invested in the ADM Stock Fund. However, the merged Premiere participants have the option to re-allocate the transferred funds within the other investment options while they are active participants in the Plan.
8
     PAGE 9
                 ADM Savings And Investment Plan

                         EIN:  41-012950

                           Plan:  020
    Item 27a--Schedule of Assets Held For Investment Purposes


                        December 31, 1996
[CAPTION]

                          Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or               Current
   Similar Party         Maturity Value      Cost       Value


National City Bank-Prime120,813 units    $  120,813  $  120,813
 Cash money market fund *

Archer Daniels Midland
  Company *                11,942,998 shares
                           of common stock$70,978,047$262,745,9
56

Pfizer Incorporated        34,045 shares
                           of common stock1,180,438   2,825,735

Equity mutual funds
 Frank Russell--Real Estate
 Securities Fund       13,557 units        310,059     395,722
 Frank Russell--Equity I20,854 units       552,772     632,705
 Frank Russell--Equity II5,012 units       152,443     150,608
 Frank Russell--Equity III34,104 units     938,437   1,012,203
 Frank Russell--Equity Q19,390 units       546,876     638,717
 Frank Russell--International24,870 units  858,973     929,872
                                        __________ ___________
                                         3,359,560   3,759,827
 Frank Russell--Commingled capital contract
  fund                    83,788 shares
                          of common stock1,261,127   1,395,821

Commingled fixed income funds
 Federated High Yield Trust10,570 units     91,170      98,196
 Federated International Income
 Fund                   33,362 units       358,796     385,329
 Frank Russell--Fixed Income
 I Fund                  9,634 units        95,042      97,976
 Frank Russell--Fixed Income
 III Fund               65,313 units     1,351,373   1,370,924
                                        __________ ___________
                                         1,896,381   1,952,425
                                        __________ ___________
Total assets held for investment purposes$78,796,366$272,800,577
                                         ========== ===========

* Indicates party-in-interest to the Plan.
10
     PAGE 11
                         ADM Savings And Investment Plan

                                 EIN:  41-012950

                                   Plan:  020

                  Item 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1996
[CAPTION]

                                                                                               Net
                                                              Purchase   Selling    Cost of    Gain
 Identity of Party Involved   Description of Asset/Transaction Price      Price      Asset    (Loss)


Category (iii)-Series of
 Transactions

National City Bank            Prime Cash Money Market Fund
                                 Purchased 9,264,167 units
                                   in 165 transactions      $9,264,167           $9,264,167
                                 Sold 9,145,498 units in
                                   115 transactions                   $9,145,4989,145,498    $  -

Archer Daniels Midland Company Archer Daniels Midland Company
                               common stock
                                   Received for 401(k) plan
                                   contribution 804,159 shares
                                   in 24 transactions       15,561,094           15,561,094
                                 Sold 278,048 shares in 49
                                   transactions                        5,465,520  3,355,002   2,110,518
                                 Purchased 118,568 shares in
                                   6 transactions            2,315,440            2,315,440

There were no category (i), (ii) or (iv) transactions during the year.

11

     PAGE 12
                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY


                            /s/ DOUGLAS J. SCHMALZ
                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 26, 1997
12

     PAGE 13
                                                     Exhibit 23






               CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58387 dated April 3,
1995) pertaining to the ADM Savings and Investment Plan of our report dated April 25, 1997, with respect to the financial statements and schedules of the ADM Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended
December 31, 1996.




                              /s/ ERNST & YOUNG LLP
                              ERNST & YOUNG LLP

Minneapolis, Minnesota

June 26, 1997
13

